SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 9)

J. ALEXANDER’S CORPORATION

(Name of Subject Company)

J. ALEXANDER’S CORPORATION

(Name of Person Filing Statement)

Common Stock (par value $.05 per share) with associated Series A

Junior Preferred Stock Purchase Rights

(Title of Class of Securities)

466096104

(CUSIP Number of Class of Securities)

R. Gregory Lewis

3401 West End Avenue, Suite 260

P.O. Box 24300

Nashville, Tennessee 37202

(615) 269-1900

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copy to:

F. Mitchell Walker, Jr., Esq.

Lori B. Morgan, Esq.

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, Tennessee 37201

(615) 742-6200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “Commission”) by J. Alexander’s Corporation, a Tennessee corporation (“J. Alexander’s”), on August 6, 2012, and amended on August 7, 2012, August 13, 2012, August 20, 2012, August 23, 2012, August 27, 2012, August 31, 2012, September 6, 2012 and September 17, 2012 (which, together with this Amendment No. 9 and any subsequent amendments or supplements thereof, collectively, constitutes the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by New Athena Merger Sub, Inc. (“Merger Sub”), a Tennessee corporation and an indirect, wholly owned subsidiary of Fidelity National Financial, Inc. (“Fidelity”), a Delaware corporation, pursuant to which Merger Sub offered to purchase all of the outstanding shares of J. Alexander’s common stock at a price of $13.00 per share (subsequently revised to $14.50 on September 6, 2012), net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated August 6, 2012 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the “Schedule TO”) filed by Fidelity and Merger Sub with the Commission on August 6, 2012, and amended on August 23, 2012, and September 6, 2012. The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

This Amendment No. 9 is being filed to reflect certain additional information as reflected below. Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following disclosure immediately before the subheading “—Cautionary Note Regarding J. Alexander’s Forward-Looking Statements”:

“Expiration of the Offer

The Offer and withdrawal rights expired at 5:00 p.m., New York City time, on Wednesday, September 19, 2012. Computershare Trust Company, N.A., the depositary for the Offer, has advised that, as of the expiration time, an aggregate of approximately 4,451,627 Shares (excluding approximately 321,133 Shares subject to guarantees of delivery) were validly tendered and not withdrawn, representing approximately 73.8% of the total Shares on a fully-diluted basis (as defined in the Merger Agreement). Therefore, the Minimum Condition (as defined in the Merger Agreement) has been satisfied. All Shares that were validly tendered and not validly withdrawn have been accepted for purchase by Merger Sub. Merger Sub will promptly pay for such Shares in accordance with the terms of the Offer.

Subsequent Offering Period

Merger Sub has commenced a subsequent offering period in connection with the Offer, at 9:00 a.m., New York City time, on Thursday, September 20, 2012, for all remaining untendered Shares. The subsequent offering period will expire at 5:00 p.m., New York City time, on Wednesday, September 26, 2012, unless extended. Fidelity and Merger Sub have reserved the right to extend the subsequent offering period in accordance with applicable law. Any such extension will be followed by a public announcement, which will be issued no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period was scheduled to expire. During the subsequent offering period, Merger Sub will immediately accept and promptly pay for validly tendered Shares. J. Alexander’s shareholders who validly tender their Shares during the subsequent offering period will receive the same $14.50 per Share, net to the seller in cash, without interest thereon and subject to any applicable withholding taxes, that is payable to shareholders who tendered their Shares during the initial offering period. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (i) Shares cannot be delivered by the guaranteed delivery procedure and (ii) pursuant to Rule 14d-7(a)(2) under the Exchange Act, Shares validly tendered during the subsequent offering period will be accepted for payment on a daily, “as tendered” basis and, accordingly, may not be withdrawn.

As a result of the purchase of Shares in the Offer, Merger Sub and Fidelity will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of the Company. In the event that a sufficient number of Shares are tendered by the expiration of the subsequent offering period, Fidelity intends to exercise the Top-Up Option and effect a short-form merger in accordance the provisions of the TBCA and the Merger Agreement. Otherwise, Fidelity intends to effect a long-form merger in accordance the provisions of the TBCA and the Merger Agreement. In either case, as a result of the Merger, J. Alexander’s will become an indirect, wholly owned subsidiary of Fidelity, and any Shares not tendered in the Offer (other than Shares held by J. Alexander’s, Fidelity, Merger Sub or any wholly owned subsidiary of J. Alexander’s or Fidelity, which Shares will be cancelled and retired and will cease to exist without any consideration being delivered in exchange for those Shares) will be cancelled and converted into the right to receive $14.50 or any greater per Share price paid in the Offer, in cash, without interest thereon and subject to any required withholding taxes. Following the Merger, the Shares will cease to be traded on the NASDAQ, unless NASDAQ delists the Shares sooner because there are insufficient remaining shareholders and publicly held shares following the closing of the Offer.

On Thursday, September 20, 2012, Fidelity and J. Alexander’s issued a joint press release announcing the completion of the initial offering period and the commencement of the subsequent offering period. The full text of this press release is filed as Exhibit (a)(12) to this Schedule 14D-9 and is incorporated herein by reference.”

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following disclosure immediately after the first paragraph under the subheading “—Litigation Related to the Offer.”

“On September 17, 2012, the Company, the Board, Fidelity and Merger Sub (collectively, the “Defendants”) entered into a memorandum of understanding (“MOU”) with the plaintiff Advanced Advisors and its counsel. The MOU reflects the parties’ agreement in principle to resolve the claims asserted in the Advanced Advisors Complaint against the Defendants in connection with the Offer and the Merger Agreement, as amended. Under the MOU, the Company agreed to make certain supplemental disclosures in this Schedule 14D-9 in exchange for a release and settlement by the class of the Company’s shareholders of all claims against the Defendants and their respective affiliates and agents. The Company filed its supplemental disclosures with the Commission on September 17, 2012. Fidelity also filed corresponding supplemental disclosures with the Commission on that date.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(12)	Joint Press Release, dated September 20, 2012, issued by J. Alexander’s Corporation and Fidelity National Financial, Inc. (Exhibit 99.1 of J. Alexander’s Current Report on Form 8-K filed September 20, 2012 (File No. 1-8766), is incorporated herein by reference)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J. Alexander’s Corporation

By:	/s/ R. Gregory Lewis
Name:	R. Gregory Lewis
Title:	Chief Financial Officer, Vice President of Finance and Secretary

Dated: September 20, 2012